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                                                  |      SEC FILE NUMBER       |
                                                  |         001-05005          |
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                                                   ----------------------------
                                                  |       CUSIP NUMBER         |
                                                  |         816119101          |
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K

              [_] Form 10-Q  [_] Form N-SAR [_] Form N-CSR


         For Period Ended: December 31, 2004

         [_] Transition Report on Form 10-K

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q

         [_] Transition Report on Form N-SAR

         For the Transition Period Ended:______________________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                  ______________________________________________________________

PART I -- REGISTRANT INFORMATION


Selas Corporation of America
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Full Name of Registrant

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Former Name If Applicable

1260 Red Fox Road
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Address of Principal Executive Office (STREET AND NUMBER)

Arden Hills, Minnesota 55112
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     The Form 10-K for the year ended December 31, 2004 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mark S. Gorder                              (651)         636-9770
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        (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.

================================================================================


                          Selas Corporation of America
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2005                   By: /s/ Mark S. Gorder
                                           -------------------------------------
                                           Mark S. Gorder
                                           President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12b-25

                          SELAS CORPORATION OF AMERICA

                      WITH RESPECT TO ITS FORM 10-K FOR THE
                          YEAR ENDED DECEMBER 31, 2004


The registrant estimates that its results of operations for the year ended December 31, 2004, as reflected in its consolidated statements of operations to be included in its Form 10-K for the year ended December 31, 2004, will reflect the following changes:

The Company expects to report sales of $35.2 million for 2004, versus $36.2 million for 2003. The Company expects to report net income of approximately $100,000, or $.02 per share, a significant improvement from a loss of approximately $5.0 million, or $.97 per share, for the prior year. The Company expects to report that earnings from continuing operations in 2004 included a gain of $3.1 million, or $.61 per share, on the sale of the Company's building located in Dresher, Pennsylvania. 2004 earnings included income from discontinued operations of $1.4 million, or $.27 per share, and a gain from the sale of a discontinued asset of $700,000, or $.13 per share. The Company expects to report a loss of $2.0 million, or $.38 per share, for continuing operations compared to a loss of $4.0 million or $.77 per share, as reported in 2003.